Exhibit 21.1
LIST OF SUBSIDIARIES

At the time of this filing, the following entity is a subsidiary of T Series Middle Market Loan Fund LLC:

Company Name	Jurisdiction of Organization
T Series CA SPV LLC	Delaware
T Series Equity Holdings LLC	Delaware
T Series SPV LLC	Delaware
T Series SPV II LLC	Delaware
T Series SPV III LLC	Delaware